January 19, 2010
Submitted Via EDGAR and Federal Express

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-1090

Re:	Ashford Hospitality Trust Registration Statement No. 333-162750
Dear Ms. Barros:
     On behalf of Ashford Hospitality Trust, Inc., we submit via EDGAR (i) Amendment No. 1 to the above-referenced registration statement for filing with the Commission and (ii) this response letter to the staff’s comment letter dated November 20, 2009 addressed to the registrant. Enclosed in a separate package is a courtesy copy of the pages from the amendment that reflect changes from the original Registration Statement filed on October 30, 2009.
     The filing fee for the registration statement was paid to the commission by the registrant upon the initial filing of the registration statement.
     To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response.
     1. We are reviewing your Form 10-K for the fiscal year ended December 31, 2008, and have issued comments in relation to that review. In conjunction with that review, we will also be reviewing your registration statement, which incorporates your 10-K by reference. Please note that all comments must be cleared prior to this filing going effective.
     The Company received the staff’s letter dated January 6, 2010 indicating that the staff had cleared all comments with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008.
     2. Please ensure that you update the section “Incorporation by Reference” on page 62. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.
     The Company has updated the “Incorporation by Reference Section” in Amendment No. 1 to the Registration Statement on Form S-3 to address the staff’s comment.

Ms. Sonia Gupta Barros
January 19, 2010

     3. We note that exhibit 25.1 indicates that the Form T-1 Statement of Eligibility of the Trustee will be filed as an exhibit to a current report of the registrant on Form 8-K. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.
     The Company has revised the footnote disclosure in the exhibit list to indicate a Form T-1 will be filed under the electronic form type “305B2,” in connection with the offering of any debt securities under the registration statement.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated November 20, 2009. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,
/s/ Muriel C. McFarling
Muriel C. McFarling

cc:	David Brooks David Kimichik Mark Nunneley